EXHIBIT 6

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

RECONCILIATION OF BORROWINGS

(unaudited, € in millions)	March 2004	First Half 2004		Consolidate Financing Companies	As- Reported September 2003
		Additions	Repayments
CDC Senior Loans	127.5	—	—	86.9	40.6
CDC Subordinated Loans	783.8	—	—	274.4	509.4
Credit Facility – Phase IA	359.0	—	(18.8)	263.7	114.1
Credit Facility – Phase IB	157.5	—	(6.0)	139.2	24.3
Partner Advances – Phase IA	304.9	—	—	304.9	—
Partner Advances - Phase IB	96.9	—	—	96.9	—
TWDC Loans	276.4	—	—	276.4	—
TWDC Lines of Credit	110.0	7.5	—	—	102.5
Other loans	0.3	—	(15.2)	—	15.5
Sub-Total	2,216.3	7.5	(40.0)	1,442.4	806.4

Accrued Interest	210.4	10.8	—	138.5	61.1

Total Borrowings	2,426.7	18.3	(40.0)	1,580.9	867.5